FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Receives Forestry Permits for Kirazlı Project

Toronto, Ontario (January 5, 2017) – **Alamos Gold Inc.** (**TSX:AGI; NYSE:AGI**) ("Alamos" or the "Company") today reported it has received the Forestry Permits required for the development of its Kirazlı gold project from the Forestry General Directorate in Turkey.

"Kirazlı will be low cost to build and operate. It is our highest return project and will be a significant source of free cash flow in the years ahead. This represents a significant breakthrough for the project," said John A. McCluskey, President and Chief Executive Officer.

With the Environmental Impact Study and Forestry Permits for Kirazlı approved by the federal government, the Company is pursuing the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship.

Feasibility studies to update the economics for both Kirazlı and Ağı Dağı, as outlined in the positive 2012 pre-feasibility study, are nearing completion. A preliminary economic assessment is also being conducted on the higher grade Çamyurt project. A number of significant changes including weakness in the Turkish Lira and lower diesel prices since 2012 are expected to positively impact what were already attractive project economics.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

WEBSITE: www.alamosgold.com TRADING SYMBOL: TSX:AGI NYSE:AGI

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 2 | ALAMOS GOLD INC Cautionary Note This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding expectations of future permitting timelines, outcomes of economic studies, development and/or production timelines or other future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, ongoing permitting requirements, risks related to our Turkish projects and operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and other disclosures of “Rick Factors” by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.